March 14, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Reports Minimal Impact from the Northeast Japan Earthquake

TOKYO, JAPAN - March 14, 2011 – Advantest Corporation today announced that it incurred minimal damage from the Northeast Japan Earthquake of March 11, 2011. The company’s major domestic facilities resumed operation on Monday, March 14.

Advantest Laboratories, an R&D facility located in Sendai, sustained no serious damage, based on currently available information. The company is presently seeking to confirm the safety of employees and their families in the area. No injuries or deaths were reported among employees elsewhere in the country as of today.

The following facilities resumed operation on Monday: the Gunma Factory Gunma Factory 2, and Gunma R&D Center, in Gunma Prefecture; and the Saitama R&D Center, in Saitama Prefecture. Advantest will make every effort to minimize the impact on operations and production schedules of the rolling blackouts the country is currently experiencing.

“Friday’s earthquake was the most powerful quake to hit our nation in recorded history. Advantest extends heartfelt condolences to the families of those who perished in the earthquake and the tsunami, and to those who have lost their homes and livelihoods,” said Haruo Matsuno, president and CEO of Advantest, in a statement.

The company has set up an emergency response headquarters and task team that is continuing to investigate the situation.  All steps are being taken to ensure a swift and full recovery.

If this earthquake exerts a major influence on Advantest’s achievement, we intend to promptly disclose changes to the relevant earnings forecast.